IGT A Global Leader in Lottery & Gaming Strongly Positioned for Profitable Growth Marco Sala Chief Executive Officer

2 Forward Looking Statements $13B $13B Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements do not guarantee future performance and speak only as of the date on which such statements are made. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2020 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Comparability of Results All figures presented in this release are prepared under U.S. GAAP, unless otherwise noted. Non-GAAP Financial Measures Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. Adjusted EBITDA represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, foreign exchange gain (loss), other non-operating expenses, depreciation, impairment losses, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. For the business segments, Adjusted EBITDA represents segment operating income (loss) before depreciation, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income) and certain other non-recurring items. Adjusted EBITDA – discontinued operations represents income from discontinued operations (a GAAP measure) before income taxes, interest expense, depreciation and amortization, and gain on sale of discontinued operations. Adjusted EBITDA – combined represents Total Adjusted EBITDA plus EBITDA – discontinued operations. Management believes that the non-GAAP measures just mentioned are useful in providing period-to-period comparisons of the results of the Company’s ongoing operational performance. Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash and equivalents. Cash and cash equivalents are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet. Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months (“LTM”) prior to such date. Prior to the disposal of the Italian B2C gaming businesses in the second quarter of 2021, management calculated the Net debt leverage ratio as the ratio of Net debt as of a particular balance sheet date to the LTM of Adjusted EBITDA – combined prior to such date. Management believes that Net debt leverage is a useful measure to assess our financial strength and ability to incur incremental indebtedness when making key investment decisions. Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s ability to fund its activities, including debt service and distribution of earnings to shareholders. Constant currency is a non-GAAP financial measure that expresses the current financial data using the prior-year/period exchange rate (i.e., the exchange rates used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates. A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures.

3 Key Messages 1 2 3 4 Built a solid foundation for profitable growth over the past two years Leveraging industry- leading, innovative content and solutions to drive revenue growth and operating profit margin expansion across all segments Compelling and achievable financial objectives for 2022 – 2025 Continue a disciplined capital allocation strategy to maximize value for all stakeholders

4 Vision Drive growth in the global gaming industry through greater player engagement and responsible management Mission Provide best-in-class content, services and solutions to the global, regulated gaming industry Strategy Grow IGT’s top line and margins across all business segments, leveraging industry-leading, innovative content and solutions and optimized operations We are IGT

5 Revenue Profile (2019 shown as a pre-pandemic reference point) B2B Gaming Leader with Diverse Business Model and Substantial Recurring Revenue 2019 YTD '21 Service Product Sales 77% 23% 87% 13% 2019 YTD '21 US & Canada Italy Rest of World 55% 24% 21% 54% 33% 13% 41% 2019 YTD '21 Global Lottery Global Gaming Digital & Betting 57% 26% 70% 4% 41% 2% Note: $ millions, except noted otherwise; figures reflect continuing operations (1) Non-GAAP measure, see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details (2) As of December 31, 2020 $4.0B $480M $1.5B ~11,000 ~450 100+ 2019 Revenue 2019 Operating Income 2019 Adjusted EBITDA(1) Employees(2) Gaming Licenses(2) Countries(2)

6 Global Lottery Gaming Content Gaming Machines & Other Specialty Products Casino Management Systems & Cashless Solutions Proprietary Technology Solutions Facility Management (Software, Hardware, Services) Lottery Operations Outsourcing Instant Ticket Services (Printing) iLottery Content & Solutions iGaming Solutions and Proprietary Content iGaming Distribution of Third-Party Content Sports Betting Omnichannel Turnkey Solutions Sports Betting Hardware Commercial operators in regulated markets Government entities Customers Full Product Offering Leading Global B2B Provider of Content and Solutions for Regulated Gaming Markets, Including Turnkey Lottery Operations Outsourcing Global Gaming Digital & Betting

Built a Solid Foundation for Profitable Growth Over the Past Two Years

Drove an accelerated recovery from pandemic

- Achieved business and operating efficiencies, delivering higher profit margins
- Reduced leverage to 3.8x(1) in 3Q21 from 4.4x(2) in 3Q19 and 5.7x(3) in 3Q20
- Positioned Digital & Betting segment to capture growth in North America (revenue up ~120% YTD 2021 vs. YTD 2019)

Readied our organization to capture potential portfolio opportunities

- Increased flexibility and focus by organizing along key verticals
- Legal entity and organizational realignment of Digital & Betting segment expected to be completed within 12 months to support evaluation of potential separate public listing

Realigned our portfolio to high-growth opportunities

- Divested B2C Italian gaming business
- Refocused Gaming portfolio on high-growth product verticals and geographies
- Committed to capital investments in Digital & Betting and iLottery

(1) Non-GAAP measure, see disclaimer on page 2 for further details
(2) Non-GAAP measure, calculation predates Italy asset sales and based on LTM Adjusted EBITDA – Combined; see disclaimer on page 2
(3) Non-GAAP measure, calculation predates Italy asset sales and based on LTM Adjusted EBITDA – Combined; see disclaimer on page 2 and schedule in Appendix for further details

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8 1 Global leadership in large, regulated gaming markets with secular tailwinds and accelerating digital growth 2 Diverse and resilient portfolio aligned with attractive end-markets 3 Unique and sustainable competitive advantages 4 Focused strategy to Grow, Innovate, and Optimize 5 Set aggressive but achievable financial goals from 2022 - 2025 Compelling Investment Opportunity 6 Disciplined capital allocation strategy to maximize value for all stakeholders

Large and Opportunity-rich Markets Driven by Secular Trends and Accelerating Digital Growth

Secular trends

Strong player demand, governments' drive to fund good causes and support fiscal policies

Digital transformation

Technology advancements and structural changes in player preferences drive incremental growth



U.S., Canada, Europe, and Latin America Gaming Market Size by Segment
(GGR in $B)
~200
CAGR: 2-3%
~260
CAGR: 4-5%
~340
Digital Channel
Betting Retail
Lottery Retail
Gaming Retail
% Digital channel
~2%
~8%
~20%+
2009
2019
2025

Source: H2 Gambling Capital and internal estimates; "Gaming Retail" includes casino, bingo & other; "Digital Channel" includes regulated iGaming, iLottery, and online sports betting

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2

Industry Leadership Sustained by Prominent Market Positions

Global Lottery

#1 Global Lottery provider[(1)]

~75% U.S. Lottery market share[(1)]

90+% Italy Lottery market share[(1)]

#2 U.S. iLottery provider[(2)]

Global Gaming

#2 North America terminal revenues

#1 International terminal sales units

#2 Global system revenues

Digital & Betting

#1 U.S. iGaming market share with only proprietary slot/RNG content

#1 Canada iGaming market share with only proprietary content

Top 3 U.S. Sports Betting solution provider

#1 Global B2B Gaming Provider

Note: Positioning based on revenues if not specified otherwise; gaming rankings based on 2019 Eilers & Krejcik Gaming industry reports; North America refers to U.S. and Canada
(1) Global and U.S. market share data based on 2020 lottery sales processed under IGT facility management/central systems contracts; Italy market share based on YTD 2021 wagers
(2) Based on GGR, Q2'21

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11 Broad-based, Diversified Portfolio Generates Significant Advantages Unique and Compelling Strategic Fit Enables our Portfolio to Deliver Superior Value to all Stakeholders Diversification and Resilience Creates natural hedge against variability in performance across segments Content Synergies Leverages brands, themes, game dynamics, prize and jackpot structures, and IP across segments to create development synergies Cross-selling Unlocks full multi-segment portfolio with certain customers Technology Platforms Applies advancements across segments, resulting in broad-based IP and development and deployment efficiencies Operational Efficiencies Leverages lean manufacturing processes, optimized field support, and shared support functions 2

Sustainable Competitive Advantages

Our Competitive Advantages

Unmatched one-stop shop

Portfolio options along the full technology stack, including turnkey solutions

Sustained and trusted government relations

Stakeholder engagement with 100+ government entities

Licensable in all regulated jurisdictions

Creative talent

~70% of our gaming producers produced one or more titles which are included in industry top performing game rankings[(1)]

Player-centric mindset

Deep player knowledge built on player closeness across geographies, extensive market research and rigorous game testing

R&D and innovation

Scale and stability of portfolio support a leading R&D investment

Extensive content library

Leading portfolio of games (4,000+ titles, 400+ new titles per year) and blockbuster titles

(1) Per Eilers industry report

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13 Strategic Focus on Profitable Growth Across All Segments Grow IGT’s top line and margins across all business segments, leveraging industry-leading, innovative content and solutions and optimized operations GROW OPTIMIZE INNOVATE

14 GROW Clear Path to Achieving Accelerated Growth in Each Segment Continuous Evaluation of Strategic Opportunities to Further Align Portfolio to High-growth Areas Grow North America Core market share and maintain VLT leadership in upcoming replacement cycle Grow global installed base Invest in content, technology, and solutions to drive SSS growth on expanded player base and player spend Win market share in Instant Ticket Services Deliver above-market iLottery growth Expand in under-penetrated product verticals and geographies Deliver top-line growth building on higher baseline Drive growth and increase profit generation as we recover from the pandemic Maintain market leadership in high-growth markets Leverage market leadership to benefit from regulatory-driven market openings Allocate capital to support growth Build on strong, long-term partnerships with iGaming, Sports Betting, and casino operators Global Lottery Global Gaming Digital & Betting 4

15 Drive customer success Customer facing Improve efficiency and effectiveness Strong Pipeline of Innovations to Drive Customer Success Continue to Expand and Monetize Large and Highly-differentiated IP Portfolio INNOVATE 4 Player facing Enhance experience & engagement AI to improve understanding of player preferences Cashless solutions for Lottery & Gaming customers Data analytics to drive SSS Cloud-based solutions across all verticals Lottery retail solutions Blockchain for Lottery transactions iLottery Player Management Solutions Innovative game content Gaming next-gen cabinets Omnichannel experience Sports Betting cabinets

16 OPTIMIZE Multiple Opportunities to Drive Higher Profit Margins Supply chain & logistics simplification; strategic partnerships in manufacturing and engineering Optimization of resources and reduced complexity of product offering and geographic mix Continued, transformational cost optimization based on operational process re-engineering Supply Chain Optimization Product Margin Enhancement Operational Excellence 4

17 Set Aggressive But Achievable Goals5 (1) Non-GAAP measure, see disclaimer on page 2 for further details 2022-2025 Goals 1 2 3 ~$4.0B in cumulative Cash from Operations generated in 2022-2025 period Mid-single-digit organic Revenue CAGR Mid-teens Operating Income CAGR 4 ~ $2.4B in cumulative Free Cash Flow(1) generated in 2022-2025 period

18 Disciplined Capital Allocation Plans6 (1) Non-GAAP measure, see disclaimer on page 2 for further details 1 2 3 Reinstated quarterly cash dividend of $0.20 per common share; ~$170M/year Support existing portfolio, especially the fast-growing Digital & Betting and iLottery activities Continue to delever, achieving 2.5x-3.5x net debt leverage(1) across investment cycles 4 Implementing $300M multi-year share repurchase program Our Focus

Strong Global Management Team with 160+ Years Combined Industry Experience



Marco Sala
CEO



Renato Ascoli
CEO Global Gaming



Fabio Cairoli
CEO Global Lottery



Enrico Drago
CEO Digital & Betting



Fabio Celadon
EVP Strategy & Corporate Development



Max Chiara
EVP Chief Financial Officer



Dorothy Costa
SVP Global People & Transformation



Scott Gunn
SVP Corporate Public Affairs



Kim Barker Lee
Chief Diversity Officer



Wendy Montgomery
SVP Marketing, Communications & Sustainability



Christopher Spears
SVP General Counsel



Robert Vincent
Chairperson IGT Global Solutions Corporation

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20 Culture is Built on Social Responsibility and a Rich and Diverse Community Incentive Compensation Performance Goals for Senior Leadership Team Include D&I Objectives in 2022 Diversity & Inclusion (D&I)Environmental, Social and Corporate Governance (ESG) "AA" rating, the highest in the sector “Prime” category Outperformer 4.6 of 5 First supplier achieving both Responsible Gaming certifications We have a rich set of D&I initiatives… … that are widely recognized … that allowed us to achieve a strong position We have a defined ESG strategy… 2nd highest ranking participant Bloomberg Index (2020) 2019 CasinoBeats Award Dedicated Office of D&I Fostering sustainable operations D&I groups and network of global D&I ambassadors Global and regional D&I councils Valuing and protecting people Advancing responsibility Supporting communities D&I goal for senior leadership team

Today's Key Messages

1

Over the past two years, we built a solid foundation for profitable growth:

- Drove an accelerated recovery from pandemic
- Readied organization to capture potential portfolio opportunities
- Realigned portfolio to high-growth opportunities

2

Our strategy will drive revenue and operating profit margins across all segments, leveraging industry-leading, innovative content and solutions and optimized operations

3

We set compelling and achievable financial objectives for 2022 – 2025:

- Mid-single-digit revenue CAGR
- Mid-teens operating income CAGR
- ~$4.0B in cash from operations and ~$2.4B in free cash flow(1)

4

We will continue a disciplined capital allocation strategy:

- Support existing portfolio, especially Digital & Betting and iLottery activities
- Net debt leverage(1) target of 2.5x - 3.5x over the investment cycle
- Dividend reinstatement
- Multi-year share repurchase program

(1) Non-GAAP measure, see disclaimer on page 2 for further details

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Appendix

23 Reconciliations of Non-GAAP Measures For the year ended December 31, 2019 Business Global Global Digital & Segment Corporate Total Lottery Gaming Betting Total and Other IGT PLC Loss from continuing operations (3) Provision for income taxes 131 Interest expense, net 411 Foreign exchange gain, net (40) Other non-operating income, net (21) Operating income (loss) 697 222 (43) 877 (399) 478 Goodwill impairment - - - - 99 99 Depreciation 200 167 16 383 3 386 Amortization - service revenue 206 - 0 206 - 206 Amortization - non-purchase accounting 25 7 1 33 3 36 Amortization - purchase accounting - - - - 192 192 Restructuring 2 2 16 21 4 25 Stock-based compensation 6 1 1 13 13 27 Other 1 - - 1 5 6 Adjusted EBITDA 1,136 404 (8) 1,533 (79) 1,454 $ in millions; all amounts reflect continuing operations unless otherwise noted (1) Includes amortization of upfront license fees (2) Primarily includes transaction-related costs

24 Summary of Adjusted EBITDA and Leverage From Continuing Operations and Including Discontinued Operations Q4'19 Q1'20 Q2'20 Q3'20 Adjusted EBITDA 365 261 164 287 Adjusted EBITDA - discontinued operations 69 44 4 65 Adjusted EBITDA - combined 435 305 167 352 LTM Adjusted EBITDA 1,078 LTM Adjusted EBITDA - combined 1,260 Net debt 7,243 Net debt leverage LTM Adjusted EBITDA 6.7x LTM Adjusted EBITDA - combined 5.7x $ in millions; all amounts reflect continuing operations unless otherwise noted